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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 01/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Croft & Bender LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4401 Northside Parkway NW, Suite 395
(No. and Street)

Atlanta (City) Georgia (State) 30327 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald B. Goldman (404) 841-3131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bennett Thrasher LLP
(Name – *if individual, state last, first, middle name*)

3300 Riverwood Parkway, Ste 700 (Address) Atlanta (City) Georgia (State) 30339 (Zip Code)

SEC Mail Processing Section
FEB 21 2020
Washington DC
415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

EB

OATH OR AFFIRMATION

I, Ronald B. Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Croft & Bender LP, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

JENNIFER C SINGLETON
Notary Public, Cobb County, Georgia
My Commission Expires 3-9-2021

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Croft & Bender LP

Financial Statements

with Supplementary Information
December 31, 2019

Croft & Bender LP

Table of Contents
December 31, 2019

BENNETT THRASHER LLP

Report of Independent Registered Public Accounting Firm

To the Partners and Board of Directors
of Croft & Bender LP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Croft & Bender LP as of December 31, 2019, and the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Croft & Bender LP as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Croft & Bender LP's management. Our responsibility is to express an opinion on Croft & Bender LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Croft & Bender LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1, the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 as of December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of Croft & Bender LP's financial statements. The supplemental information is the responsibility of Croft & Bender LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1, the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 as of

Riverwood 200 3300 Riverwood Parkway Suite 700 Atlanta, GA 30339 phone 770.396.2200 fax 770.390.0394
www.btcpa.net

December 31, 2019 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Croft & Bender LP's auditor since 2015.

Bennett Thrasher LLP

Atlanta, Georgia
February 18, 2020

Croft & Bender LP

Statement of Financial Condition
December 31, 2019

Assets		
Current assets		
Cash	$	936,778
Accounts receivable		300,914
Prepaid expenses		51,206
Total current assets		**1,288,898**
Furnishings and equipment, net		349,124
Other assets		27,459
Total assets	$	**1,665,481**
Liabilities and partners' capital		
Current liabilities		
Accounts payable	$	18,566
Deferred revenue		522,500
Deferred rent		423,474
Total liabilities		**964,540**
Partners' capital		
Partners' capital		973,485
Accumulated deficit		(272,544)
Total partners' capital		**700,941**
Total liabilities and partners' capital	$	**1,665,481**

The accompanying notes are an integral part of these financial statements.

Croft & Bender LP

Statement of Income
For the Year Ended December 31, 2019

Revenues	
Merger and acquisition fees	$ 7,847,521
Management fees	599,524
Client reimbursements	104,893
Interest income	10,168
Total revenues	8,562,106
Operating expenses	
Salary and benefits expense	4,753,722
Office expense	294,720
Professional fees	176,623
Occupancy expense	215,715
Business development expense	116,846
Client reimbursed expenses	104,893
Other operating expenses	108,341
Depreciation expense	78,893
Total operating expenses	5,849,753
Net income	$ 2,712,353

The accompanying notes are an integral part of these financial statements.

Croft & Bender LP

Statement of Changes in Partners' Capital
For the Year Ended December 31, 2019

	Retained Earnings/ (Accumulated Deficit)	Contributed Capital		Total Partners' Capital
		Limited Partners	General Partner	
Balances, December 31, 2018	$ 88,876	$ 973,485	$ -	$1,062,361
Cumulative effect of change in accounting principle (Note 1)	(558,500)	-	-	(558,500)
Net income	2,712,353	-	-	2,712,353
Partner distributions	(2,515,273)	-	-	(2,515,273)
Balances, December 31, 2019	**$ (272,544)**	**$ 973,485**	**$ -**	**$ 700,941**

The accompanying notes are an integral part of these financial statements.

Croft & Bender LP

Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities	
Net income	$ 2,712,353
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	78,893
Deferred rent	(56,819)
Changes in:	
Accounts receivable	(256,641)
Prepaid expenses	9,731
Due from related party	35
Accounts payable	(9,734)
Customer prepayment	(5,000)
Deferred revenue	121,500
Net cash provided by operating activities	2,594,318
Cash flows from investing activities	
Purchases of furnishings and equipment	(912)
Net cash used in investing activities	(912)
Cash flows from financing activities	
Distributions to partners	(2,515,273)
Net cash used in financing activities	(2,515,273)
Net increase in cash	78,133
Cash, beginning of year	858,645
Cash, end of year	$ 936,778

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Croft & Bender LP (f/k/a Croft & Bender LLC) (the "Company") began operations in 1996 as an investment banking firm engaged in the business of providing merger and acquisition, capital raising and other financial advisory services. The Company also organized and manages C&B Capital II, L.P. and its parallel partnership, C&B Capital II (PF), L.P. (collectively referred to as "Fund II") and C&B Capital III, L.P. and its parallel partnership, C&B Capital III (PF), L.P. (collectively referred to as "Fund III"), which are private equity investment partnerships collectively referred to herein as the "Funds". The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority as a broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

Performance Obligations
The Company recognizes revenue from contracts with customers when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. Revenue from a performance obligation satisfied over time is recognized by measuring the progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service.

Transaction Price and Variable Consideration
The amount of revenue recognized reflects the consideration ("transaction price") the Company expects to be entitled to in exchange for the transfer of the goods or services to the customer. In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining

when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenues from contracts with customers:

Investment Banking
Revenues from merger and acquisition and capital raising engagements consist of success fees and retainer fees. These fees are recognized at the point in time when the related transaction is completed, as the performance obligation is to successfully execute a specific transaction. Fees received prior to the completion of the transaction (such as retainer fees) are recorded within deferred revenues in the accompanying statement of financial condition until the transaction is completed or the engagement is otherwise concluded. Prior to January 1, 2019, retainer fees were generally recognized as revenue when billed, except in situations where there was uncertainty as to the timing of collection of the amount due.

A portion of the success fees the Company receives are considered variable as they are contingent upon a future event and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone.

Payment for success fees is generally due promptly upon closing of the transaction. The Company recognizes a receivable for fees where the completion of the milestone has occurred, but payment by the customer has not been received.

Expenses associated with investment banking engagements, which are explicitly reimbursable by the customer, are deferred and recorded as contract assets in the statement of financial condition until the transaction is completed or the engagement is otherwise concluded. Payments received from customers for reimbursed expenses which are received prior to the close of the transaction or conclusion of the engagement are deferred and recorded as a contract liability, within deferred revenue, in the statement of financial condition. Client reimbursement revenue and expenses are recorded on a gross basis in the statement of income, as the Company is acting as a principal in the arrangement.

Asset Management Fees
Through a management agreement with the General Partner of each of the Funds, the Company provides management and advisory services and receives management fees based on (i) total capital commitments of the limited partners of the Fund during the initial investment period (five

years from the final closing) and (ii) thereafter, on total capital contributions of the limited partners actually used to make portfolio investments, less the amount of such capital contributions attributable to the Fund's disposed investments.

Management fees are considered variable as they are subject to fluctuation (e.g. changes in capital commitments or capital contributions used to make portfolio investments) and are recognized only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved. Management fees are included in the transaction price at the end of each quarter when the total capital commitments and capital contributions of limited partners of each of the Funds is known.

Advisory Fees
Fees associated with other financial advisory services are recognized over time as the customer receives the benefits of the services evenly throughout the term of the contract.

During 2019, financing, merger and acquisition, and financial advisory revenue was recognized from 30 clients, and 5 clients accounted for approximately 82% of such revenues. Financing and merger and acquisition engagement agreements with 19 clients were open at December 31, 2019.

Cash

Cash represents interest and non-interest bearing deposits in a bank located in Georgia. From time to time, balances in interest and non-interest bearing accounts may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are due from clients mainly for providing financial advisory services, including raising capital and assisting companies with mergers and acquisitions, and are stated at the amount the Company expects to collect and do not bear interest. The collectibility of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of December 31, 2019, management has concluded that an allowance for doubtful accounts is not necessary.

Furnishings and Equipment

Furnishings and equipment, carried at cost less accumulated depreciation, consists of leasehold improvements, furniture and fixtures, software, and office equipment. Depreciation is provided using the straight-line method over the lesser of the useful life of the asset or the life of the existing lease.

Income Taxes

The Company is a limited partnership and, as such, its earnings and income taxes flow through directly to the partners.

Management of the Company considers the likelihood of changes by tax authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for 2016, 2017, and 2018 are subject to examination by tax authorities, and may change upon examination.

Recently Adopted Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*. ASU 2014-09 supersedes the current revenue recognition guidance, including industry-specific guidance. The guidance introduces a five-step model to achieve its core principal of the entity recognizing revenue to depict the transfer of goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company adopted this standard on January 1, 2019 utilizing the modified retrospective method, with a cumulative effect adjustment to opening retained earnings. As of January 1, 2019, the impact of the adjustment was a decrease in assets of $157,500, an increase in liabilities of $401,000, and a decrease in retained earnings of $558,500.

New Accounting Pronouncement

In February 2016, the FASB issued ASU 2016-02, *Leases*. ASU 2016-02 requires that lease arrangements longer than 12 months result in an entity recognizing an asset and liability. The updated guidance is effective for annual periods beginning after December 15, 2020, and early adoption is permitted. The Company is currently evaluating the effect that implementation of the new standard will have on its financial position, results of operations, and cash flows.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of the report, the date the financial statements were issued. Management has determined there were no subsequent events requiring recognition or disclosure in the financial statements.

2. Furnishings and Equipment

Furnishings and equipment consist of the following at December 31, 2019:

Furniture and fixtures	$209,539
Office equipment	76,212
Software	7,710
Leasehold improvements	442,233
	735,694
Less accumulated depreciation	(386,570)
Furnishings and equipment, net	$349,124

Depreciation expense for the year ended December 31, 2019 amounted to $78,893.

3. Revenue Recognition

The following table summarizes the effects of adopting the new revenue recognition standard ASU 2014-09, on the Company's statement of financial condition and statement of income for the year ended December 31, 2019:

Statement of Financial Condition

		As reported		Excluding Adoption of Topic 606		Adjustments
Current assets						
Cash	$	936,778	$	936,778	$	-
Accounts receivable		300,914		384,914		(84,000)
Prepaid expenses		51,206		51,206		-
Total current assets		1,288,898		1,372,898		(84,000)
Furnishings and equipment, net		349,124		349,124		-
Other assets		27,459		27,459		-
Total assets	$	1,665,481	$	1,749,481	$	(84,000)
Current liabilities						
Accounts payable	$	18,566	$	18,566	$	-
Total current liabilities		18,566		18,566		-
Deferred retainer fee revenue		522,500		-		522,500
Deferred rent		423,474		423,474		-
Total liabilities		964,540		442,040		522,500
Partners' capital						
Partners' capital		973,485		973,485		-
Accumulated deficit		(272,544)		333,956		(606,500)
Total partners' capital		700,941		1,307,441		(606,500)
Total liabilities and partner's capital	$	1,665,481	$	1,749,481	$	(84,000)

Statement of Income

		As reported		Excluding Adoption of Topic 606		Adjustments
Revenues						
Merger and acquisition fees	$	7,847,521	$	7,895,521	$	(48,000)
Management fees		599,524		599,524		-
Client reimbursements		104,893		104,893		-
Interest income		10,168		10,168		-
Total revenues		8,562,106		8,610,106		(48,000)
Operating expenses						
Salary and benefits expense		4,753,722		4,753,722		-
Office expense		294,720		294,720		-
Professional fees		176,623		176,623		-
Occupancy expense		215,715		215,715		-
Business development expense		116,846		116,846		-
Client reimbursed expenses		104,893		104,893		-
Other operating expenses		108,341		108,341		-
Depreciation expense		78,893		78,893		-
Total operating expenses		5,849,753		5,849,753		-
Net income	$	2,712,353	$	2,760,353	$	(48,000)

Customer Receivables

The timing of the Company's revenue recognition may differ from the timing of payment by customers. The Company records an accounts receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. Accounts receivable at January 1, 2019 and December 31, 2019 totaled $44,273 and $301,165, respectively.

Contract Assets

Contract assets represent the Company's right to consideration in exchange for goods or services that the Company has transferred to a customer, excluding unconditional rights to consideration that are presented as receivables. Contract assets at January 1, 2019 and December 31, 2019 were insignificant.

Contract Liabilities

Contract liabilities, reported as deferred revenue within the accompanying balance sheet, represent the Company's obligation to deliver products or provide data to customers in the future for which cash has already been received. At January 1, 2019 and December 31, 2019, contract liabilities primarily related to deferred retainer fees and totaled $401,000 and $522,500, respectively.

4. Related Party Transactions

The partners of the Company are also principal owners and managing partners of two companies, one of which is the General Partner of Fund II and its parallel partnership and the other is the General Partner of Fund III and its parallel partnership. Total management fees of $599,524 were earned from the Funds in 2019.

The Company has an agreement with the General Partner where the General Partner processes all payroll for the Company. The Company reimburses the General Partner for all payroll expenses. Total salaries and payroll taxes incurred by the General Partner during 2019 totaled $4,337,616 and are included in salaries and benefits expense on the statement of income.

The partners of the Company may sit on the Board of Directors of some of the clients of the Company, or may sit on or attend Board of Directors meetings of some portfolio companies of the Funds in exercise of the Funds' observation rights. The Company may, from time to time,

enter into commercial arrangements with clients or vendors which have Board members or employees that are related to partners of the Company.

5. 401(k) Plan

The Company has adopted a 401(k) Plan that covers substantially all employees. Employees contribute voluntarily to the plan through salary reductions. The Company may contribute discretionary amounts as part of the employees' incentive compensation. The Company's contributions to the plan on behalf of the partners and employees totaled $105,347 for 2019.

6. Leases

The Company has various operating lease agreements expiring through 2024 for office space and some office equipment. Rental expense was $224,221 for 2019 and is included within occupancy and office expense in the accompanying statement of income. The Company records rental expense on a straight-line basis over the life of the lease. The cumulative difference between rent recognized under the straight-line method and the contractual lease payments is $151,323 and is included in deferred rent at December 31, 2019. As of December 31, 2019, the minimum future rental payments under these leases are as follows:

Year	Amount
2020	$ 293,862
2021	301,963
2022	310,316
2023	319,218
2024	291,030
Total minimum future rental payments	$1,516,389

The Company entered into a lease for office space with a commencement date of April 24, 2017. The lease provides for escalating rent payments and a tenant improvement allowance of $421,425. The Company capitalized leasehold improvements totaling $421,425 that were funded through the tenant improvement allowance and recorded an equal and offsetting deferred rent liability. The leasehold improvement and deferred rent liability balances related to the tenant improvement allowance totaled $272,151 at December 31, 2019.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2019, the ratio of aggregate indebtedness to net capital was 2.833 to one, and net capital was $244,389, which was $198,230 more than the required minimum net capital.

Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2019

Computation of Net Capital			
Partners' capital, December 31, 2019		$	700,941
Less: Non-allowable assets			
Accounts receivable	(300,914)		
Prepaid expenses	(51,206)		
Furnishings and equipment, net	(349,124)		
Add: Leasehold improvements acquired through tenant allowance	272,151		
Other assets	(27,459)		
Total non-allowable assets			(456,552)
Net capital		$	244,389

Computation of Aggregate Indebtedness		
Accounts payable	$	18,566
Customer prepayment		-
Deferred revenue		522,500
Deferred rent		423,474
Less: Deferred rent related to tenant allowance		(272,151)
Total aggregate indebtedness	$	692,389

Computation of Minimum Net Capital Requirement		
Net capital	$	244,389
Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness)		46,159
Net capital in excess of requirement	$	198,230
Ratio of aggregate indebtedness to net capital		2.833 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2019

There is no difference between net capital computation reported in Part IIA of Form X-17A-5 as of December 31, 2019 and the net capital computation above.

Croft & Bender LP

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

BT BENNETT THRASHER LLP

Report of Independent Registered Public Accounting Firm

To the Partners and Board of Directors
of Croft & Bender LP

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2019, in which (1) Croft & Bender LP identified the following provision of 17 C.F.R. § 15c3-3(k) under which Croft & Bender LP claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Croft & Bender LP stated that Croft & Bender LP met the identified exemption provisions throughout the most recent fiscal year without exception. Croft & Bender LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Croft & Bender LP's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bennett Thrasher LLP

Atlanta, Georgia
February 18, 2020

BETTER TOGETHER
A Limited Liability Partnership of Certified Public Accountants & Consultants
Riverwood 200 3300 Riverwood Parkway Suite 700 Atlanta, GA 30339 phone 770.396.2200 fax 770.390.0394
www.btcpa.net

CROFT & BENDER
A LIMITED PARTNERSHIP

INVESTMENT BANKERS
4401 Northside Parkway, N.W. • Suite 395 • Atlanta, GA 30327
(404) 841-3131 • www.croft-bender.com
Member FINRA and SIPC

February 18, 2020

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2019

Dear Sir/Madame:

For the fiscal year ending December 31, 2019, Croft & Bender LP claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Croft & Bender LP met the exemption provided above for the fiscal year ending December 31, 2019.

Sincerely,

Ronald B. Goldman
Managing Director
Chief Compliance Officer

BT

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Partners of
Croft & Bender LP

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Croft & Bender LP and the SIPC, solely to assist you and SIPC in evaluating Croft & Bender LP's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Croft & Bender LP's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records [Check #10099 for $6,194 dated 7/18/2019 and Check #10400 for $6,649 dated 1/21/2020] and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

BETTER TOGETHER
A Limited Liability Partnership of Certified Public Accountants & Consultants
Riverwood 200 3300 Riverwood Parkway Suite 700 Atlanta, GA 30339 **phone** 770.396.2200 **fax** 770.390.0394
www.btcpa.net

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Croft & Bender LP's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Croft & Bender LP and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Bennett Thrasher LLP

Atlanta, Georgia
February 18, 2020